[Wachtell, Lipton, Rosen & Katz Letterhead]

April 5, 2016

VIA EDGAR

Era Anagnosti

Legal Branch Chief, Office of Financial Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated
Registration Statement on Form S-4
Filed March 4, 2016
File No. 333-209962

Dear Ms. Anagnosti:

On behalf of Huntington Bancshares Incorporated (the “Company” or “Huntington”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on March 4, 2016 (the “Registration Statement”) contained in your letter dated March 22, 2016 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Prospectus Cover Page

1.	Please revise your disclosure to briefly describe the depositary shares that you are seeking to register, as well as identify the market and trading symbol for the depositary shares to be issued in the merger transaction. Please refer to Item 1 of Form S-4 and Item 501(b) of Regulation S-K. In addition, please file the depositary agreement to be assumed in the merger as an exhibit to the registration statement. In this regard, we note your treatment of depositary shares disclosure at the end of page 101.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on the cover page in response to this comment and has filed as Exhibit 4.3 to Amendment No. 1, the deposit agreement to be assumed in the merger.

Opinion of Goldman, Sachs & Co., page 61

2.	Please disclose the “Forecasts,” as defined in the registration statement, upon which Goldman Sachs appears to have significantly relied upon when preparing its opinion on the proposed merger. In this regard, we refer to the last two bullet points of your disclosure on page 62.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on pages 87-89 in response to this comment.

Greig Consulting Agreement, page 90

3.	Please file the consulting agreements with Mr. Greig as an exhibit to your registration statement.

RESPONSE:

The Company respectfully submits that the consulting agreement entered into by Mr. Greig with the Company (the “Greig Consulting Agreement”) is not required to be filed as an exhibit to the Registration Statement.

The Greig Consulting Agreement is not filed as an exhibit because it is not material to the Company’s investors and is only disclosed as required by Item 18(a)(5)(i) of Form S-4, which, with respect to the company being acquired (FirstMerit Corporation or “FirstMerit”), requires the disclosure required by Item 5 of Schedule 14A, interest of certain persons in matters to be acted upon. As described in the section of the Registration Statement titled “Interests of FirstMerit’s Directors and Executive Officers in the Merger–Greig Consulting Agreement,” the Greig Consulting Agreement enumerates the severance, retirement, equity award and other benefits that Mr. Greig is entitled to receive under previously disclosed existing agreements with FirstMerit, and also requires the Company to provide Mr. Greig a consulting fee in exchange for his provision of post-closing services to the Company and in consideration of his agreement to extended non-competition and non-solicitation provisions.

Item 21(a) of Form S-4 requires exhibits to be furnished as required by Item 601 of Regulation S-K. Item 601(b)(10) is not applicable to the Greig Consulting Agreement because Mr. Greig is not, and upon completion of the merger will not be, a director or executive officer of the Company. As a result, the Company does not believe that it is required pursuant to Item 601(b)(10) of Regulation S-K to file the Greig Consulting Agreement as an exhibit to the Registration Statement.

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In the event the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such action does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1381 or by email at NGDemmo@wlrk.com, or my colleague Mark F. Veblen at (212) 403-1396 or by email at MFVeblen@wlrk.com.

Sincerely,

/s/ Nicholas G. Demmo

Nicholas G. Demmo

cc:	Via E-mail
Richard A. Cheap, Huntington Bancshares Incorporated
Edward D. Herlihy, Wachtell, Lipton, Rosen & Katz
Mark F. Veblen, Wachtell, Lipton, Rosen & Katz
Carlton E. Langer, FirstMerit Corporation
H. Rodgin Cohen, Sullivan & Cromwell LLP
Mark J. Menting, Sullivan & Cromwell LLP
Jared M. Fishman, Sullivan & Cromwell LLP

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